MBS Source eTrading, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015



9725 SE 36th Street, Suite 410
Mercer Island, WA 98040

MBS Source eTrading, Inc.'s Exemption Report

MBS Source eTrading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) (2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year December 31, 2015 from January 1, 2015 to December 31, 2015 without exception.

MBS Source eTrading, Inc.

By: Mihai Szabo

Signature

Title: CEO

2/9/16

Date of report